Exhibit 99.1

Report of Voting Results for 2009 Annual General Meeting of Shareholders

NEW YORK, NY – May 15, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced results for its annual general meeting of shareholders held on May 13, 2009 in London. Shareholders voted in favor of all items of business.

Voting results below reflect totals for Thomson Reuters Corporation and Thomson Reuters PLC as shareholders of the two companies voted together as a single decision-making body under Thomson Reuters dual listed company (DLC) structure. The votes were conducted by ballot. The matters set out below are described in greater detail in the management information circular mailed to shareholders prior to the meeting.

1.	Election of Directors (Resolutions 1-15)

All of the 15 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
David Thomson	710,742,807	99.62	2,702,136	0.38	713,444,493
W. Geoffrey Beattie	622,176,355	87.37	89,927,933	12.63	712,104,288
Niall FitzGerald, KBE	649,917,514	91.25	62,306,883	8.75	712,224,397
Thomas H. Glocer	711,281,327	99.70	2,164,441	0.30	713,445,768
Manvinder S. Banga	712,849,475	99.92	596,293	0.08	713,445,768
Mary Cirillo	651,309,048	91.45	60,915,349	8.55	712,224,397
Steven A. Denning	641,858,246	90.12	70,345,832	9.88	712,204,078
Lawton Fitt	712,435,873	99.86	1,009,981	0.14	713,445,854
Roger L. Martin	710,763,310	99.62	2,682,458	0.38	713,445,768
Sir Deryck Maughan	712,356,419	99.85	1,089,349	0.15	713,445,768
Ken Olisa	712,459,111	99.86	986,457	0.14	713,445,568
Vance K. Opperman	710,404,991	99.57	3,040,777	0.43	713,445,768
John M. Thompson	712,068,432	99.81	1,377,254	0.19	713,445,686
Peter J. Thomson	710,840,637	99.63	2,605,217	0.37	713,445,854
John A. Tory	620,544,174	87.13	91,671,521	12.87	712,215,695

2.	Appointment of Auditors (Resolution 16)

The Canadian firm of PricewaterhouseCoopers LLP was reappointed as auditors of Thomson Reuters Corporation and the U.K. firm of PricewaterhouseCoopers LLP was reappointed as auditors of Thomson Reuters PLC to hold office until the next annual meeting of shareholders of Thomson Reuters. The Thomson Reuters board was also authorized to fix the auditors’ remuneration.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
708,790,691	99.35	4,655,161	0.65	713,445,852

3.	Receipt of Financial Statements (Resolution 17)

Thomson Reuters financial statements for the year ended December 31, 2008 and the auditors’ reports on those statements were received.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
712,046,038	99.80	1,399,245	0.20	713,445,283

4.	Routine Business Items – UK Legal and Regulatory Requirements

The following items of routine business required shareholder approval in accordance with U.K. legal and regulatory requirements applicable to Thomson Reuters PLC.

a.	Receipt of Directors’ Report (Resolution 18)

The directors’ report of Thomson Reuters PLC for the year ended December 31, 2008 was received.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
712,525,630	99.87	919,753	0.13	713,445,383

b.	Approval of Directors’ Remuneration Report (Resolution 19)

The directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008 was approved.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
586,028,037	82.28	126,196,119	17.72	712,224,156

c.	Approval of Renewal of Authority to Allot Thomson Reuters PLC Shares (Resolution 20)

A renewal of the authority to allot Thomson Reuters PLC shares was approved.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
692,031,116	97.64	16,707,318	2.36	708,738,434

d.	Approval of Renewal of Disapplication of Preemptive Rights for Thomson Reuters PLC Shares (Resolution 21)

A renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares was approved.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
691,556,918	97.58	17,174,816	2.42	708,731,734

e.	Approval of Renewal of Authority to Buy Back Thomson Reuters PLC Shares (Resolution 22)

A renewal of the authority to buy back Thomson Reuters PLC shares in the open market was approved.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
708,035,048	99.90	696,988	0.10	708,732,036

f.	Approval of Authority for Thomson Reuters PLC to Call a General Meeting of Shareholders (Resolution 23)

A continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) in accordance with Thomson Reuters PLC’s Articles of Associates upon not less than 14 clear days’ notice in writing was approved.

Votes For	% Votes For	Votes Against/Withheld	% Votes Against/Withheld	Total Votes
687,072,309	96.30	26,366,371	3.70	713,438,680

Copies of resolutions 21-23 will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.